SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 31660B101

1.	Name of Reporting Person Leucadia National Corporation, on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,316,584
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,316,584
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 3 amends the Statement on Schedule 13D first filed by Leucadia National Corporation (“Leucadia”) on behalf of itself and its controlled subsidiaries (the “Reporting Person”) with the Securities and Exchange Commission on June 19, 2017, as amended by Amendment No. 1 filed on August 18, 2017 and Amendment No. 2 filed on August 31, 2017 relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

From August 9, 2017 through September 10, 2017, the Reporting Person purchased an aggregate of 960,289 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $16.8 million.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock reported herein for investment purposes. The Reporting Person intends to purchase additional shares of Common Stock from time to time, if, at such time, the terms of such investment are favorable to the Reporting Person and the Reporting Person deems the investment to be prudent.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

Number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote: 2,316,584

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 2,316,584

Shared power to dispose or to direct the disposition of: 0

During the past sixty days, the Reporting Person engaged in the following open market purchases of Common Stock:

-	On August 9, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $18.9920.
-	On August 10, 2017, the Reporting Person purchased 60,000 shares of Common Stock at a weighted average price per share of $18.7117.

-	On August 11, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $18.7994.
-	On August 14, 2017, the Reporting Person purchased 40,000 shares of Common Stock at a weighted average price per share of $18.6790.
-	On August 15, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $18.3469.
-	On August 16, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $18.2564.
-	On August 17, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $18.1645.
-	On August 18, 2017, the Reporting Person purchased 35,000 shares of Common Stock at a weighted average price per share of $17.8793.
-	On August 21, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $17.8715.
-	On August 22, 2017, the Reporting Person purchased 11,645 shares of Common Stock at a weighted average price per share of $17.9623.
-	On August 23, 2017, the Reporting Person purchased 28,355 shares of Common Stock at a weighted average price per share of $17.6879.
-	On August 24, 2017, the Reporting Person purchased 50,000 shares of Common Stock at a weighted average price per share of $17.5894.
-	On August 25, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $17.63.
-	On August 28, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $17.3462.
-	On August 29, 2017, the Reporting Person purchased 75,000 shares of Common Stock at a weighted average price per share of $17.1393.
-	On August 30, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $17.1524.
-	On August 31, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $17.2813.
-	On September 1, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $18.2028.
-	On September 5, 2017, the Reporting Person purchased 35,000 shares of Common Stock at a weighted average price per share of $17.2490.
-	On September 6, 2017, the Reporting Person purchased 25,000 shares of Common Stock at a weighted average price per share of $16.999.
-	On September 7, 2017, the Reporting Person purchased 150,300 shares of Common Stock at a weighted average price per share of $15.9104.
-	On September 8, 2017, the Reporting Person purchased 49,989 shares of Common Stock at a weighted average price per share of $15.8384.

Brian P. Friedman is the President and a director of Leucadia. Mr. Friedman has also been a director of the Issuer since April 2011. Mr. Friedman beneficially owns an aggregate of 64,938 shares of Common Stock representing 0.2% of the Issuer’s outstanding shares. Mr. Friedman’s beneficial ownership includes 36,270 shares of Common Stock held directly and 28,668 shares of Common Stock held indirectly through a partnership.

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2017	Leucadia National Corporation

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel